Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2015

Monaco-(Marketwired – April 28, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three months ended March 31, 2015 and 2014.

Results for the three months ended March 31, 2015

For the three months ended March 31, 2015, the Company’s adjusted net loss was $16.8 million (see Non-GAAP Measures section below), or $0.10 basic and diluted loss per share, which excludes (i) a write down on assets held for sale of $31.8 million and (ii) the $3.5 million write off of a portion of the deferred financing costs of a credit facility, or $0.20 loss per share (see Non-GAAP Measures section below).  For the three months ended March 31, 2015, the Company had a net loss of $52.1 million, or $0.30 basic and diluted loss per share.  This loss includes the write down on assets held for sale of $31.8 million, a write off of $3.5 million of a portion of deferred financing costs accumulated on a credit facility for which the commitment was reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale, and the noncash amortization of stock-based compensation of $6.1 million.

For the three months ended March 31, 2014, the Company had a net loss of $10.7 million, or $0.08 basic and diluted loss per share.  This loss includes the noncash amortization of stock-based compensation of $5.1 million.

Explanation of Components of Financial Results for the First Quarter of 2015 and 2014

For the three months ended March 31, 2015 and 2014, the Company recorded a net loss of $52.1 million and $10.7 million, respectively.

Time charter equivalent, or TCE revenue, a Non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $12.3 million for the three months ended March 31, 2015, associated with 20 vessels time chartered-in and eight vessel owned compared to TCE revenue of $2.4 million during the three months ended March 31, 2014, associated with 12 vessels time chartered-in.  TCE revenue per day was $6,652 and $5,715 for the three months ended March 31, 2015 and 2014, respectively (see the breakdown of daily TCE averages below).  The increase in TCE revenue during the three months ended March 31, 2015 compared to the prior year period is primarily attributable to the increase in the number of revenue days, which increased to 1,845 days during the three months ended March 31, 2015 compared to 423 days during the prior year period.

Vessel operating costs for the three months ended March 31, 2015 were $2.8 million related to three Kamsarmax vessels, four Ultramax vessels and one Capesize vessel that we owned during the three months ended March 31, 2015.  The Company did not own any vessels for the three months ended March 31, 2014 and, accordingly, did not have any vessel operating costs during that period.

Charterhire expense was $16.0 million and $6.7 million for the three months ended March 31, 2015 and 2014, respectively, relating to the time chartered-in vessels including those described below. Such increase during the three months ended March 31, 2015 compared to the prior year period relates to a greater number of vessels time chartered-in during the current year period.  See the Company’s Fleet List below for the terms of these agreements.

Depreciation for the three months ended March 31, 2015 was $1.6 million and relates to three Kamsarmax vessels, four Ultramax vessels and one Capesize vessel that we owned during the three months ended March 31, 2015.  The Company did not own any vessels for the three months ended March 31, 2014 and, accordingly, did not incur any depreciation during that period.

General and administrative expense was $8.5 million for the three months ended March 31, 2015. Such amount included $6.1 million of restricted stock amortization (noncash) and the balance primarily related to payroll, directors’ fees, professional fees and insurance.  General and administrative expense was $6.9 million for the three months ended March 31, 2014, which includes $5.1 million of restricted stock amortization.

During the three months ended March 31, 2015 the Company recorded a loss of $31.8 million primarily associated with writing down four contracts to construct vessels that the Company has classified as held for sale during the three months ended March 31, 2015.  These four contracts to construct vessels include one Kamsarmax construction contract and three contracts for construction of LR1 product tankers (see recent significant events, below).

During the three months ended March 31, 2015, the Company recorded a $3.5 million loss associated with writing off a portion of deferred financing costs accumulated on a credit facility for which the commitment was reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale.

Recent Significant Events

Agreements to Modify Existing Shipbuilding Contracts for Three Capesize Vessels

On March 4, 2015, the Company reached agreement with a shipyard in South Korea to modify existing newbuilding contracts for three Capesize vessels. The three contracts, two for vessels scheduled for delivery during the first quarter of 2016 and one for a vessel scheduled for delivery during the second quarter of 2016, will now provide for the construction of three LR1 product tankers, two of which will be scheduled for delivery during the second quarter of 2017 and one during the third quarter of 2017.   The LR1 contracts were subsequently re-classified on the balance sheet as assets held for sale following the completion of customary documentation. The Company has no plans for any further contract conversions.

Agreements to Sell Vessels

On April 21, 2015, the Company announced that it has entered into agreements to sell three Capesize newbuilding dry bulk vessels, a Kamsarmax newbuilding dry bulk vessel and the three LR1 newbuilding product tankers described above for approximately $290 million in aggregate. The Capesize vessels are currently being constructed in Romania, and have expected delivery dates between the fourth quarter of 2015 and the second quarter of 2016.  The Kamsarmax vessel is currently being constructed in China and has an expected delivery date in the first quarter of 2016.

On April 27, 2015, the Company announced that it has entered into agreements to sell two Capesize newbuilding dry bulk vessels and an Ultramax newbuilding dry bulk vessel for approximately $111 million in aggregate.  The Capesize vessels are currently being constructed in China and South Korea, and have expected delivery dates between the third quarter of 2015 and the second quarter of 2016. The Ultramax vessel is currently being constructed in China and has an expected delivery date in the first quarter of 2016.

The three LR1 newbuilding product tankers and the Kamsarmax newbuilding vessel were classified as held for sale during the three months ended March 31, 2015 for which the Company recorded a write down on assets held for sale of $30.7 million, reflective of these sales.  The loss on disposal of the five Capesize newbuilding vessels and one Ultramax newbuilding vessel is expected to be approximately $73 million, in aggregate, which will be recorded during the second quarter of 2015.

$409 Million Credit Facility

On December 30, 2014, the Company closed a $408.976 million senior secured credit facility arranged by two leading European financial institutions to finance a portion of the purchase price of 20 vessels (six Ultramax, nine Kamsarmax, and five Capesize vessels) with expected deliveries in 2015 and 2016. The facility has a final maturity of six years from the date of signing.  Pursuant to the sale of three of the Capesize vessels contracts described above, and the addition of one Ultramax vessel to the facility, the facility is expected to be reduced by approximately $60 million to $73 million and will be used to finance a portion of the purchase price of 18 vessels (seven Ultramax, nine Kamsarmax and two Capesize vessels).

$240.3 Million Credit Facility

On January 15, 2015, the Company closed a previously announced $411.264 million senior secured credit facility with a group of financial institutions, which was subsequently reduced on March 26, 2015 by $171 million to $240.264 million due to the removal from financing under this facility of five Capesize newbuilding vessels that we have agreed to convert into product tankers.  The proceeds of this facility are expected to finance a portion of the purchase price of seven Capesize vessels under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd. The facility matures in six years, and in certain circumstances up to 12 years, from the delivery of each financed vessel.  Pursuant to the sale of one Capesize vessel contract described above, the facility is expected to be reduced by approximately $34 million and the facility will used to finance a portion of the purchase price of six Capesize vessels under construction.

$42 Million Credit Facility

On January 30, 2015, the Company closed a previously announced $42 million credit facility with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels (of which one Kamsarmax vessel was delivered in January 2015 to the Company from Imabari Shipbuilding Co. Ltd., Japan and one Kamsarmax vessel is under construction at Imabari Shipbuilding Co. Ltd., Japan). The facility may be drawn in two tranches, each of which has a final maturity of six years from the date of the respective vessel delivery from the yard.

$26 Million Credit Facility

On February 27, 2015, the Company closed a senior secured credit facility of $26 million with ABN AMRO Bank N.V., The Netherlands. The facility has been used to finance a portion of the purchase price of one Capesize vessel, which was delivered to the Company in Q1 2015. The facility shall mature at the earlier of (a) the date falling six months after the drawdown date; and (b) the date ten business days after the date on which the Chinese Ministry of Finance has approved insurance coverage to be provided by the China Export & Credit Insurance Corporation ("Sinosure") in respect of the $230.3 Million Credit Facility discussed below and drawings can be made under such facility. The terms and conditions of the facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type.

$19.8 Million Credit Facility

On March 2, 2015, the Company closed a senior secured credit facility of up to $19.8 million.  The facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover provided from Sinosure.  The facility was to be used to finance a portion of the purchase price of one Kamsarmax vessel currently under construction at Tsuneishi Group Zhoushan Shipyard, China for delivery in Q1 2016.  This Kamsarmax was classified as held for sale as of March 31, 2015, and was sold during April 2015.  Accordingly, this facility was terminated on April 20, 2015.

$230.3 Million Credit Facility

On March 2, 2015, the Company received a commitment from ABN AMRO Bank N.V. and The Export-Import Bank of China, for a loan facility of up to $230.3 million.  This commitment finalizes a previously announced memorandum of understanding for a $234.9 million credit facility. This facility was arranged by ABN AMRO Bank N.V., The Netherlands, with insurance cover to be provided from Sinosure. This facility will be used to finance a portion of the purchase price of seven Capesize vessels (of which one vessel has been delivered and six vessels are currently under construction at Shanghai Waigaoqiao Shipbuilding Co., Ltd, China) for delivery between Q1 2015 and Q2 2016. The terms and conditions of this facility, including covenants, will be similar to those in the Company's existing credit facilities and customary for financings of this type. The credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure, which is expected to be granted during July 2015.  Pursuant to the sale of one Capesize vessel contract described above, the facility is expected to be reduced by approximately $33 million and the facility will used to finance a portion of the purchase price of six Capesize vessels under construction (of which one vessel has been delivered and five vessels are currently under construction).

Update on Fleet Financing

Including the credit facilities described above (but excluding the $26 Million Credit Facility), the Company has now either signed credit facility agreements for or received commitments for 62 of the vessels in its fleet, excluding the vessels which the Company intends to sell.  In addition, the Company is in discussions with a few leading European financial institutions to finance a portion of the cost of our remaining four unfinanced dry bulk vessels.  The terms and conditions of these facilities, for which commitments are expected during the first half of 2015, are consistent with those of the Company’s existing credit commitments. The closing of any resultant credit facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of definitive documentation.

Newbuilding Vessels Deliveries

Through April 24, 2015 the Company has taken delivery of the following Newbuilding vessels during 2015:

•	SBI Bravo, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd.

•	SBI Athena, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Samba, a Kamsarmax vessel, was delivered from Imabari Shipbuilding Co. Ltd.

•	SBI Antares, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co., Ltd.

•
SBI Puro, a Capesize vessel, was delivered from Shanghai Waigaoqiao Shipbuilding Co., Ltd. The Company has agreed to time charter-out the SBI Puro to a major European charterer for 10-13 months at $13,800 per day.

•	SBI Leo, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.

Current Liquidity

As of April 24, 2015, the Company had $133.5 million in cash and cash equivalents.

Debt

We made the following drawdowns from our credit facilities during the three months ended March 31, 2015:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$408.976 Million Credit Facility	$14,988	SBI Athena
2	$330 Million Credit Facility	15,000	SBI Bravo
3	$330 Million Credit Facility	15,000	SBI Leo
4	$330 Million Credit Facility	15,000	SBI Antares
5	$42 Million Credit Facility	20,400	SBI Samba
6	$26 Million Credit Facility	26,000	SBI Puro

As of April 24, 2015, the Company’s outstanding debt balance, and amount available to be drawn, as adjusted to reflect the sales of vessels under construction described above, is as follows:

	March 31, 2015	As of April 24, 2015
	Amount outstanding	Amount outstanding	Amount available
Senior Notes	$73,625	$73,625	$-
$39.6 Million Credit Facility	32,725	32,725	-
$408.976 Million Credit Facility (1)	14,988	14,988	333,739
$330 Million Credit Facility (3)	45,000	45,000	270,000
$42 Million Credit Facility (2)	20,308	20,308	21,000
$19.8 Million Credit Facility (4)	-	-	-
$67.5 Million Credit Facility	-	-	67,500
$240.3 Million Credit Facility (5)	-	-	206,124
$230.3 Million Credit Facility (6)	-	-	197,025
$26 Million Credit Facility (7)	26,000	26,000	-
Total	$212,646	$212,646	1,095,388
Repayment of $26 Million Senior Secured Credit Facility			(26,000)
Total available			$1,069,388

(1)
As described above in this press release, this credit facility is expected to be reduced by approximately $60 million to $73 million due to the sale of three Capesize vessels that was to collateralize it, and the addition of one Ultramax vessel to the facility.  The amount available disclosed in the table above reflects the $60 million reduction only.

(2)	As described above in this press release.

(3)	One of the Ultramax vessels that was to collateralize this facility has been sold, as described above, and the credit facility is expected to be reduced by approximately $15 million.

(4)	As described above in this press release, this credit facility was terminated on April 20, 2015.

(5)	As described above in this press release, this credit facility is expected to be reduced by approximately $34 million pursuant to the sale of one of the Capesize vessels that was to collateralize it.

(6)
As described above in this press release, this credit facility is expected to be reduced by approximately $33 million pursuant to the sale of one of the Capesize vessels that was to collateralize it.  In addition, the credit facility is pending approval from the Chinese Ministry of Finance on the insurance coverage to be provided by Sinosure, which is expected to be granted during July 2015.

(7)
As described above in this press release, this is a credit facility which matures the earlier of (a) six months after the drawdown date or (b) ten business days after the date of which the $230.3 Million Credit Facility has been closed and can be drawn down.  This financing is short-term in nature and must be repaid to draw down on the $230.3 Million Credit Facility.

Newbuilding Program

Our Newbuilding Program consists of contracts for the construction of 63 dry bulk vessels, comprised of 28 Ultramax  newbuildings, 21 Kamsarmax newbuilding and 14 Capesize newbuildings. Of this total, through March 31, 2015, we have taken delivery of one Capesize vessel, three Kamsarmax vessels and four Ultramax vessels.  The aggregate construction price for the remaining 55 drybulk vessels is $1,962.1 million.  Of this amount, $1,322.4 million remains unpaid as of April 24, 2015, and is scheduled to be paid in installments through the delivery dates of each vessel. The estimated future payment dates and amounts are as follows (1):

Q2 2015	$182.6	million(2)
Q3 2015	419.3
Q4 2015	160.4
Q1 2016	288.5
Q2 2016	211.6
Q3 2016	60.0
	$1,322.4	million

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from April 24, 2015 to June 30, 2015.

Vessels Under Construction To Be Sold

We also have contracts for 17 vessels which we intend to sell, consisting of five Capesize vessels under construction, two Kamsarmax vessels under construction, one Ultramax vessel under construction, six LR2 product tankers under construction (which were previously Capesize vessels under construction) and three LR1 product tankers under construction (which were previously Capesize vessels under construction). Through April 24, 2015, we have paid $309.9 million under these contracts, including payments made on the nine Capesize vessels under construction prior to their modification.  These 17 contracts, including the nine contracts for product tankers, have an aggregate construction price of $862.4 million of which $570.8 million has not been paid as of April 24, 2015.  Until these contracts are sold, the remaining installment payments under the terms of these contracts are estimated to be payable as follows (1):

Q2 2015	$5.6	million(2)
Q3 2015	92.7
Q4 2015	52.1
Q1 2016	160.2
Q2 2016	52.8
Q3 2016	75.7
Q4 2016	38.4
Q1 2017	27.4
Q2 2017	44.4
Q3 2017	21.5
	$570.8	million

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from April 24, 2015 to June 30, 2015.

Conference Call Details:

Tuesday, April 28, 2015 at 10:00 AM Eastern Daylight Time and 4:00 PM Central European Summer Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(888)-206-4913 (U.S.) or 1 (913)-312-0640 (International). The conference participant passcode is 1608708. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=102221

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Dollars in Thousands, Except Per Share Data)

	Three Months Ended	Three Months Ended
	March 31, 2015	March 31, 2014
Revenue:
Vessel revenue	$12,270	$5,467

Operating expenses:
Voyage expenses	-	3,048
Vessel operating cost	2,846	-
Charterhire expense	16,023	6,679
Vessel depreciation	1,567	-
General and administrative expenses	8,481	6,897
Write down on assets held for sale	31,752	-
Total operating expenses	60,669	16,624

Operating loss	(48,399)	(11,157)

Other income (expense):
Interest income	68	524
Foreign exchange gain (loss)	69	(23)
Financial expense net	(3,803)	-
Total other income	(3,666)	501

Net loss	$(52,065)	$(10,656)

Loss per common share- basic and diluted (1)	$(0.30)	$(0.08)

Weighted-average shares outstanding- basic and diluted (1)	173,454,180	132,610,911

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets (unaudited)
(Dollars in Thousands, Except Per Share Data)

	March 31, 2015	December 31, 2014

Current assets

Cash and cash equivalents	$146,962	$272,673
Due from charterers	7,011	11,096
Due from related parties	31,277	31,277
Prepaid expenses and other current assets	2,716	3,872
Asset held for sale	99,765	43,781
Total current assets	287,731	362,699

Non-current assets

Vessels, net	273,927	66,633
Vessels under construction	776,245	866,844
Deferred financing costs, net	4,965	3,181
Other assets	34,346	24,848
Total non-current assets	1,089,483	961,506

Total assets	$1,377,214	$1,324,205

Liabilities and shareholders' equity

Current liabilities
Bank loans	$35,428	$3,300
Accounts payable and accrued expenses	10,254	17,042
Total current liabilities	45,682	20,342

Non-current liabilities
Bank loans	103,593	30,250
Senior Notes	73,625	73,625
Total non-current liabilities	177,218	103,875

Total liabilities	222,900	124,217

Shareholders' equity
Common stock, $0.01 par value per share; authorized 450,000,000 shares;
issued and outstanding 180,470,939 and 180,299,695 shares as of
March 31, 2015 and December 31, 2014, respectively	1,805	1,803
Paid-in capital	1,327,446	1,321,057
Accumulated deficit	(174,937)	(122,872)
Total shareholders' equity	1,154,314	1,199,988

Total liabilities and shareholders' equity	$1,377,214	$1,324,205

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Dollars in Thousands)

	For the three months ended March 31, 2015	For the three months ended March 31, 2014
Operating activities
Net loss	$(52,065)	$(10,656)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	6,064	5,079
Depreciation	1,567	-
Amortization of deferred financing costs	228	-
Write off of deferred financing cost	3,530	-
Write down on assets held for sale	31,752	-

Changes in operating assets and liabilities:
Increase (decrease) in amounts due from charterers	1,433	(11,874)
(Increase) decrease in prepaid expenses and other current assets	1,156	(2,026)
(Decrease) increase in accounts payable and accrued expenses	(4,169)	3,608
Net cash used in operating activities	(10,504)	(15,869)

Investing activities
Payments on assets held for sale	(19,756)	-
Payments for vessels and vessels under construction	(188,343)	(231,514)
Net cash used in investing activities	(208,099)	(231,514)

Financing activities
Proceeds from issuance of common stock	(239)	42,513
Proceeds from issuance of debt	106,388	(1,013)
Repayments of long term debt	(917)	-
Debt issue costs paid	(12,340)	-
Net cash provided by financing activities	92,892	41,500

Decrease in cash and cash equivalents	(125,711)	(205,883)
Cash at cash equivalents, beginning of period	272,673	733,896
Cash and cash equivalents, end of period	$146,962	$528,013

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in Thousands, Except per Day Data)

	For the three months ended	For the three months ended
	March 31, 2015	March 31, 2014
Time Charter Equivalent Revenue (1):
Vessel revenue	$12,270	$5,467
Voyage expenses	-	3,048
Time charter equivalent revenue	$12,270	$2,419

Time charter equivalent revenue attributable to:
Capesize	$679	$-
Kamsarmax	7,128	2,233
Ultramax	4,463	186
	$12,270	$2,419
Revenue days (1):
Capesize	54	-
Kamsarmax	1,140	408
Ultramax	651	15
Combined	1,845	423

TCE per revenue day (1):
Capesize	$12,676	$-
Kamsarmax	$6,252	$5,469
Ultramax	$6,855	$12,400
Combined	$6,652	$5,715

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses.  Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards.  TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of April 24, 2015

Newbuilding Program

Owned vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Puro	2015	180,000	Capesize
Total Capesize		180,000
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
Total Kamsarmax		248,000
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
Total Ultramax		247,000
Total Owned Vessels DWT		675,000

Vessels under construction

Capesize Vessels

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull H1310 - TBN SBI Valrico	Q3-15	180,000	Waigaoqiao
2	Hull H1311 - TBN SBI Maduro	Q3-15	180,000	Waigaoqiao
3	Hull H1365 - TBN SBI Corona	Q1-16	180,000	Waigaoqiao
4	Hull H1366 - TBN SBI Diadema	Q1-16	180,000	Waigaoqiao
5	Hull H1367 - TBN SBI Estupendo	Q2-16	180,000	Waigaoqiao
6	Hull S1205 - TBN SBI Camacho	Q2-15	180,000	Sungdong
7	Hull S1206 - TBN SBI Montesino	Q3-15	180,000	Sungdong
8	Hull S1211 - TBN SBI Magnum	Q3-15	180,000	Sungdong
9	Hull S1212 - TBN SBI Montecristo	Q3-15	180,000	Sungdong
10	Hull S1213 - TBN SBI Aroma	Q3-15	180,000	Sungdong
11	Hull S1214 - TBN SBI Cohiba	Q4-15	180,000	Sungdong
12	Hull HN1058 - TBN SBI Behike	Q4-15	180,000	Daehan
13	Hull HN1059 - TBN SBI Monterrey	Q4-15	180,000	Daehan
	Capesize NB DWT		2,340,000

Kamsarmax Vessels

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1681 - TBN SBI Rumba	Q3-15	84,000	Imabari
2	Hull 1090 - TBN SBI Electra	Q3-15	82,000	Yangzijiang
3	Hull 1091 - TBN SBI Flamenco	Q3-15	82,000	Yangzijiang
4	Hull 1092 - TBN SBI Rock	Q4-15	82,000	Yangzijiang
5	Hull 1093 - TBN SBI Twist	Q1-16	82,000	Yangzijiang
6	Hull S1228 - TBN SBI Capoeira	Q2-15	82,000	Hudong
7	Hull S1722A - TBN SBI Conga	Q2-15	82,000	Hudong
8	Hull S1723A - TBN SBI Bolero	Q3-15	82,000	Hudong
9	Hull S1229 - TBN SBI Carioca	Q2-15	82,000	Hudong
10	Hull S1724A - TBN SBI Sousta	Q3-15	82,000	Hudong
11	Hull S1725A - TBN SBI Reggae	Q4-15	82,000	Hudong
12	Hull S1726A - TBN SBI Zumba	Q1-16	82,000	Hudong
13	Hull S1231 - TBN SBI Macarena	Q1-16	82,000	Hudong
14	Hull S1735A - TBN SBI Parapara	Q2-16	82,000	Hudong
15	Hull S1736A - TBN SBI Mazurka	Q2-16	82,000	Hudong
16	Hull S1230 - TBN SBI Lambada	Q3-15	82,000	Hudong
17	Hull S1232 - TBN SBI Swing	Q2-16	82,000	Hudong
18	Hull S1233 - TBN SBI Jive	Q3-16	82,000	Hudong
	Kamsarmax NB DWT		1,478,000

Ultramax Vessels

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q2-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q2-16	60,200	Mitsui
5	Hull S870 - TBN SBI Echo	Q2-15	61,000	Imabari
6	Hull S871 - TBN SBI Tango	Q3-15	61,000	Imabari
7	Hull S-A098 - TBN SBI Achilles	Q4-15	61,000	Imabari
8	Hull S-A089 - TBN SBI Cronos	Q4-15	61,000	Imabari
9	Hull S-A090 - TBN SBI Hermes	Q1-16	61,000	Imabari
10	Hull NE182 - TBN SBI Maia	Q3-15	61,000	Nacks
11	Hull NE183 - TBN SBI Hydra	Q3-15	61,000	Nacks
12	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
13	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
14	Hull DE019 - TBN SBI Lyra	Q2-15	61,000	Dacks
15	Hull DE020 - TBN SBI Subaru	Q2-15	61,000	Dacks
16	Hull DE021 - TBN SBI Ursa	Q3-15	61,000	Dacks
17	Hull CX0651 - TBN SBI Pegasus	Q3-15	64,000	Chengxi
18	Hull CX0652 - TBN SBI Orion	Q4-15	64,000	Chengxi
19	Hull CX0612 - TBN SBI Thalia	Q4-15	64,000	Chengxi
20	Hull CX0653 - TBN SBI Hercules	Q1-16	64,000	Chengxi
21	Hull CX0627 - TBN SBI Perseus	Q1-16	64,000	Chengxi
22	Hull CX0655 - TBN SBI Samson	Q2-16	64,000	Chengxi
23	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
24	Hull CX0656 - TBN SBI Phoenix	Q3-16	64,000	Chengxi
	Ultramax NB DWT		1,484,800
	Total Newbuild DWT		5,302,800

Vessel Under Construction – To Be Sold

	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S3120 - TBN SBI Parejo	Q3-16	115,000	Sungdong
2	Hull S3121 - TBN SBI Tuscamina	Q3-16	115,000	Sungdong
3	Hull H5023 - TBN SBI Panatela	Q4-16	112,000	Daewoo
4	Hull H5024 - TBN SBI Robusto	Q1-17	112,000	Daewoo
5	Hull H.5003 - TBN SBI Macanudo	Q1-16	115,000	Daehan
6	Hull H.5004 - TBN SBI Cuaba	Q2-16	115,000	Daehan
	Total LR2 NB DWT		684,000

1	Hull S3122 - TBN SBI Lonsdale	Q2-17	74,500	Sungdong
2	Hull S3123 - TBN SBI Partagas	Q2-17	74,500	Sungdong
3	Hull S3124 - TBN SBI Toro	Q3-17	74,500	Sungdong
	Total LR1 NB DWT		223,500
	Total Product Tankers NB DWT		907,500

1	Hull H1059 - TBN SBI Churchill	Q4-15	180,000	Daewoo
2	Hull H1060 - TBN SBI Perfecto	Q1-16	180,000	Daewoo
3	Hull H1061 - TBN SBI Presidente	Q2-16	180,000	Daewoo
4	Hull H1364 - TBN SBI Belicoso	Q3-15	180,000	Waigaoqiao
5	Hull S1215 - TBN SBI Habano	Q1-16	180,000	Sungdong
	Total Capesize NB DWT		900,000

1	Hull SS164 - TBN SBI Salsa	Q3-15	81,600	Tsuneishi
2	Hull SS179 - TBN SBI Merengue	Q1-16	81,600	Tsuneishi
	Total Kamsarmax NB DWT		163,200

1	Hull CX0654 - TBN SBI Kratos	Q1-16	64,000	Chengxi
	Total Ultramax NB DWT		64,000
17	Total Vessels Held for Sale DWT		2,034,700

As used in this earnings release “Dacks” refers to Dalian COSCO KHI Ship Engineering Co. Ltd., “Daehan” refers to Daehan Shipbuilding Co., Ltd., “Daewoo” refers to Daewoo Mangalia Heavy Industries S.A.,“Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Imabari” refers to Imabari Shipbuilding Co. Ltd., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., “Sungdong” refers to Sungdong Shipbuilding & Marine Engineering Co., Ltd., “Tsuneishi” refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc., “Waigaoqiao” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

Time chartered-in vessels

The Company has time chartered-in 13 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2012	98,700	China	$13,000	15-Oct-16	(1)
Post-Panamax	2009	93,000	China	See Note (2)	9-May-15	(2)
Post-Panamax	2011	93,000	China	$9,500	11-Aug-15	(3)
Kamsarmax	2014	82,500	South Korea	$12,000	23-Jul-15	(4)
Kamsarmax	2012	82,000	South Korea	$15,500	23-Jul-17	(5)
Kamsarmax	2011	81,500	South Korea	$15,000	15-Jan-16	(6)
Panamax	2004	77,500	China	$14,000	3-Jan-17	(7)
Panamax	2014	76,000	China	See Note (8)	19-Jun-15	(8)
Ultramax	2010	61,000	Japan	$14,200	1-Apr-17	(9)
Supramax	2010	58,000	China	$14,250	12-Dec-15	(10)
Supramax	2008	58,000	China	$12,250	13-Jun-16	(11)
Supramax	2015	55,000	Japan	$14,000	27-Jan-18	(12)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17	(13)
Total TC DWT		964,700

(1)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $13,000 per day. The Company has the option to extend this time charter for one year at $14,000 per day. This vessel was delivered February 22, 2015.

(2)
This vessel has been time chartered-in for ten to 14 months at the Company's option at a rate of 90% of the Baltic Panamax 4TC Index. The Company has the option to extend this time charter for an additional ten to 14 months at the same rate of hire.  The vessel was delivered on July 9, 2014.

(3)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $9,500 per day. The Company has the option to extend this time charter for one year at $11,500 per day. The vessel was delivered on September 11, 2014.

(4)
This vessel has been time chartered-in for 11 to 14 months at the Company’s option at $12,000 per day. The Company has the option to extend this time charter for one year. The vessel was delivered on August 22, 2014.

(5)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(6)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014.

(7)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(8)
This vessel has been time chartered-in for 10 to 13 months at Company’s option at $5,000 per day for the first 40 days and $10,000 thereafter, per day.  The Company has the option to extend the charter for an additional year. The vessel was delivered on August 10, 2014.

(9)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.

(10)
This vessel has been time chartered-in for 20 to 24 months at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional ten to 12 months at $14,850 per day. This vessel was delivered on April 12, 2014.

(11)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

(12)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel was delivered January 27, 2015.

(13)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns eight vessels, consisting of one Capesize, three Kamsarmax vessels and four Ultramax vessels. The Company also time charters-in 13 dry bulk vessels (one Handymax, one Ultramax, three Supramax, two Panamax, three Kamsarmax and three Post-Panamax vessels) and, after giving effect to the recent sale of the 11 newbuilding contracts described above, has contracted for 56 dry bulk vessels consisting of 24 Ultramax, 19 Kamsarmax (including one vessel held for sale), and 13 Capesize vessels, from shipyards in Japan, South Korea, and China. The Company has also contracted for six LR2 product tankers that are currently classified as held for sale, from shipyards in South Korea and Romania. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 6.0 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

Non-GAAP Measures

This press release describes adjusted net income, which is not a measure prepared in accordance with GAAP. The Non-GAAP measure presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

Adjusted net loss (dollars in thousands, except per share data)

	For the three months ended March 31,
	2015		2014
	Amount	per share	Amount	per share
Net loss	$52,065	$0.30	$(10,656)	$0.08

Adjustments:
Write down of assets held for sale	31,752	0.18	-	-
Write off of deferred financing cost	3,530	0.02	-	-
Total adjustments	35,282	0.20	-	-
Adjusted net loss	$16,783	$0.10	$(10,656)	$0.08